Mail Stop 0305


      October 15, 2004


James P. Doolin
Director and President
HANGMAN PRODUCTIONS, Inc.
1223 Wilshire Blvd. #912
Santa Monica, CA  90403

Re:  	HANGMAN PRODUCTIONS, Inc.
      Form 10-SB/A filed September 28, 2004
      File No. 000-50892

Dear Mr. Doolin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 4

1. We note your added disclosure regarding the private placements. Please move this disclosure to Part II, Recent Sales of Unregistered
Securities. The business description section should focus on a description of your current business operations and development of your business during the last 3 years. Refer to Item 101(a) of Regulation S-B.

2. In one of the introductory paragraphs, please disclose your revenues and your net loss for the most recent audited period and interim stub. Please also disclose that your auditors have issued a going concern opinion. This will help provide a financial snapshot of the company.

Principal Products and Services, page 5

3. Please move the first paragraph in this section to the previous page under "Organization, Charter Amendments and General History."

4. Please revise to clarify what you mean by the top five finalists will receive consideration from Benderspink.

5. Please refer to page 6. Please revise to state as the Company`s belief the following statements: "Partnering with established production companies will provide the Company`s screenplay contests a degree of credibility;" "Partnering with management and production companies will also help to establish distribution channels;" "The Company`s future success on generating broker fees and commissions depends on its ability to establish relationships and partnerships with production and management companies."

Competitive Business Conditions, page 8

6. Refer to the first paragraph. Please revise the second sentence to discuss your competitive position within the business. Revise to indicate that it is your hope or business plan to provide content to the industry`s largest participants, but that you currently are not providing content to any company.

Risk Factors, page 11
The Company May Experience Fluctuations in Operating Results, page
11

7. Please revise this subheading and paragraph to delete references to seasonality of business, pricing changes in the industry, and relative mix of lower cost full-time employees versus higher cost independent contractors. In the alternative, tell us the relevance of these risk factors to your business.

The Company Has Relatively Low Barriers to Entry, page 12

8. Please revise the heading to clarify that the industry, not your specific company, has a low level of barriers to entry.

The Company May Need Future Capital, page 13

9. Please revise to present in separate risk factors the risks identified in the second paragraph regarding the dilutive effect future stock issuance may have and the risk of debt financing. Each should have its own appropriately captioned risk factor heading, as well.

The Company`s Sale of Restricted Shares, page 18

10. Please disclose in the subheading the risk discussed in this paragraph.

Management`s Discussion and Analysis or Plan of Operation, page 19

11. Please discuss the costs of being a public company and your ability to absorb these costs.

12. Refer to the first paragraph. You indicate that the Company`s average monthly expenditures for executive compensation are $1500, but at page 21, you indicate the monthly expenditures are $1600.
Please revise or advise.

13. Please revise to update your discussion in the third paragraph in this section. As the contest is under way, please revise your statement that the Company anticipates receiving 150 submissions per month, as it appears you only received an average of 25 per month.

14. In the third paragraph in this section, please revise the statement that indicates the "Company expects that the majority of the submissions will be received around the contest`s deadline."
Please revise this to state it is the Company`s belief.

15. Please refer to the last paragraph on page 20. We note your statement that you believe you have sufficient cash resources for the next 6 months. It does not appear that you have this cash on hand.
Please revise to clarify what you mean by sufficient cash resources.
Are you making this statement based on your estimated receipt of approximately 600 submissions to the contest? Are you anticipating loans from Company`s management over the next sixth months? We also note your statement that, if the Company is unable to meet revenue projections it will only have sufficient capital to continue operations through the first contest. Please revise to clarify or advise. Similarly revise the Risk Factor, "The Company May Need Future Capital," at page 13.

Item 7. Certain Relationships and Related Transactions

16. Please revise this paragraph to clarify the meaning. There seem to be words missing.

Other

We reissue our prior comment 44. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	File an amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses. Address your response letter to the address on the letterhead, using 20549-0305 as the zip code.

      Please contact Messeret Nega at (202) 942-1891 or me at
(202)
942-1965 with any other questions.


      Regards,


Susan Guerrier
Attorney-Advisor
??

??

??

??

Hangman Productions, Inc.
File No. 000-50892
Page 1